Correspondence

Lifeloc Technologies, Inc.

12441 West 49TH Ave Unit #4

Wheat Ridge, CO, 80033

April 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Lifeloc Technologies, Inc. Registration Statement on Form S-4 (File No. 333-286647) Request for Acceleration of Effectiveness

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Lifeloc Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on April 30, 2025, or as soon thereafter as practicable.

The Company acknowledges that:

Should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elisabeth Polizzi Oertle of Orbital Law Group, at (720) 772-9983 or liz@orbital.law, with any questions regarding this request.

Sincerely,

Lifeloc Technologies, Inc.

By: /s/ Wayne Willkomm

Name: Wayne Willkomm, PhD

Title: Chief Executive Officer